AnythingINTERNET
-----------------
CORPORATION

                3020 North El Paso, Suite 103         info@anythinginternet.com
                Colorado  Springs,  CO  80907-5454     www.anythinginternet.com
                719.227.1903    Phone
                719.227.1907    Fax


FOR IMMEDIATE RELEASE

For  more  information,  contact:

     Al  Delisle
     Anything  Internet  Corporation
     Phone:  813-281-1164                                        PRESS RELEASE
     E-Mail:  investorrelations@anythingpc.com

Internet:     http://www.anythinginternet.com
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  ANYTHING INTERNET CORPORATION COMPLETES ACQUISITION OF INFORM WORLDWIDE, INC.

Colorado Springs, Colorado - June 30, 2000 - Anything Internet Corporation (OTCBB: "ANYI"), a publicly held e-service company, announces that it has finalized the acquisition of Inform Worldwide, Inc. a leader in internet-based location services, based in Englewood, Colorado.

The acquisition is a step by Anything Internet to position itself as a leader in the emerging L-commerce market. L-commerce combines Internet, wireless communications and locator technologies such as GPS to deliver location-aware applications for businesses and consumers. Industry analysts project L-commerce sales in the U.S. to be more than $4 billion by 2004.

Inform Worldwide syndicates location technology through its E-hub, a hardware and software environment optimized for processing location-based information. Inform's E-hub supports a variety of applications including internet-based asset tracking and geo-targeted e-commerce. As an ASP for new location-based services, Inform eliminates the technological and commercial barriers that have impeded broad-based deployment of applications.

Inform Worldwide has focused its research and development efforts in the area of internet-based geographic databases, tracking and monitoring. Inform presently works across multiple industries with well-known leaders such as Utilicorp, SAIC and Wackenhut. The Company is currently working with Anything Internet's technologies in event-based messaging to develop applications for the Internet and mobile devices such as WAP phones and personal digital assistants. The Company plans a 3rd quarter release of products that enable deployment of L-commerce applications to the mass commercial and consumer marketplaces.

Terms of the transaction are that Inform Worldwide is to receive 3 million shares of Anything Internet Common Class A stock. The acquisition is a pooling of interest and is a tax-free exchange of shares between the Companies. Due to R&D investment required in fiscal 2000 and 2001, the transaction is projected to be dilutive on a cash basis in 2000 and 2001 and accretive in 2002. Inform Worldwide will operate as a wholly owned subsidiary of Anything Internet.

Commenting  on  the  acquisition,  Larry Arnold, CEO of Anything Internet notes:
"This business combination brings new meaning to L-commerce. For the first time, location awareness and personalized messaging capabilities will be available through an integrated ASP environment. We will generate revenues from access and usage fees for our E-hub solution as well as by reselling data packaged for industry-specific applications."

Ed Odenwalder, President of Inform Worldwide added, "Our ability to localize applications by filtering content based on a user's location and then delivering maps through desktop or wireless devices moves us beyond the free services being offered by many vendors in today's marketplace. We will enable the next generation of location services that provide benefits for which users will willingly pay."

Donald Prosser, CFO of Anything Internet stated, "Inform Worldwide, Inc. has historically posted revenues in the area of $2 million, however as the Company emerges under the new business model, revenues are projected to grow to more than $6 million in the first year of operation."

Anything Internet Corporation, headquartered in Colorado Springs, Colorado, is a publicly held Internet e-services holding company. www.Anyreminder.com is the
                                                      -------------------
Company's consumer site, offering free personal and business reminder services and a daily planner. AnyReminder provides its customers with exceptional product choices, superior pricing and delivery options, and easy-to-use search and purchase capabilities.

Inform Worldwide, Inc., is a leader in the development of business applications that combine geography and the Internet. Inform develops cost effective, location-based services that enable customers to increase productivity, profitability and market share. The company's web site can be found at http://www.informworldwide.com
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The  Private  Securities  Litigation Reform Act of 1995 provides a "safe harbor"
for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by Anything Internet Corporation) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the high technology industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of Anything Internet Corporation. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financing activities, domestic and global economic conditions, changes in federal or state tax laws, and market competition factors. For a description of additional risks and uncertainties, please refer to Anything Internet's filings with the Securities and Exchange Commission.
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